SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 0-25629

GRAND TOYS INTERNATIONAL LIMITED
(Exact name of registrant as specified in its charter)

Suite 1501, 15th Floor,
Chinachem Golden Plaza,
77 Mody Road,
Tsimshatsui East
Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 27, 2008, Grand Toys International Limited issued a press release announcing update on divestiture of its subsidiary, International Playthings, Inc., and delay in filing its annual report.

Copy of the press release dated June 27, 2008 is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2008

Grand Toys International Limited

By:	/s/ David C.W. Howell
David C.W. Howell
Chief Executive Officer

EXHIBITS

Exhibit	Description of Exhibit

99.1	Press Release dated June 27, 2008